77.C  Matters Submitted to a Vote of Security Holders

On December 2, 2013, a special meeting of the shareholders of the U.S. Government Securities Savings Fund was held.  The following proposal was presented to the shareholders of the U.S. Government Securities Savings Fund:

To approve the elimination of the Fund’s fundamental investment policy that requires best efforts to maintain a constant net asset value of one dollar per share.

A total of 67,003,499.417 shares were voted, representing 54.385% of total shares as of the record date. The proposal was approved by the shareholders with the following votes recorded:

For:	51,465,115.989 shares
Against:	14,406,950.570 shares
Abstain:	1,131,432.858 shares

On December 20, 2013, a special meeting of the shareholders of MegaTrends Fund was held.
The following proposal was presented to the shareholders of the MegaTrends Fund:

To approve the reorganization of the MegaTrends Fund into the Holmes Growth Fund (which will be renamed the Holmes Macro Trends Fund on the closing date of the reorganization) and the subsequent dissolution of the MegaTrends Fund.

A total of 703,994.707 shares were voted, representing 55.023% of total shares as of the record date. The proposal was approved by the shareholders with the following votes recorded:

For:	687,770.722 shares
Against:	11,410.554 shares
Abstain:	4,813.431 shares